EXHIBIT 12.1

RESOLUTE FOREST PRODUCTS INC.
Computation of Ratio of Earnings to Fixed Charges
(In millions of dollars)
(Unaudited)

	Years Ended December 31,
	Successor			Predecessor
	2013	2012	2011	2010	2009
(Loss) earnings:
(Loss) earnings before income taxes (a)	$(115)	$(72)	$64	$1,156	$(1,681)
Add: Fixed charges from below	57	72	100	489	606
Less: Capitalized interest	(2)	(2)	(1)	—	(1)
	$(60)	$(2)	$163	$1,645	$(1,076)

Fixed Charges:
Interest expense	$48	$66	$95	$469	$540
Capitalized interest	2	2	1	—	1
Estimate of interest within rental expense	4	4	4	6	8
Amortized premium, discounts and deferred financing costs related to indebtedness	3	—	—	14	57
	$57	$72	$100	$489	$606
Ratio of Earnings to Fixed Charges	(b)	(b)	1.6x	3.4x	(b)

(a)
In accordance with the guidance of Financial Accounting Standards Board Accounting Standards Codification 250, “Accounting Changes and Error Corrections,” certain prior year amounts have been adjusted due to our change in accounting policy for planned major maintenance costs, as discussed in Note 1, “Organization and Basis of Presentation - Change in accounting policy for planned major maintenance costs,” to the Consolidated Financial Statements of Resolute Forest Products Inc. included in Resolute Forest Products Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013.

(b)	For the years ended December 31, 2013, 2012 and 2009, earnings were inadequate to cover fixed charges, resulting in a deficiency of $117 million, $74 million and $1,682 million, respectively.